Wheelchair ADL Solutions Corporation

1324 N. Liberty Lake Rd. #169
Liberty Lake, WA 99019

May 29, 2012

United States Securities and Exchange Commission

Attn: Ms. Amanda Ravitz, Assistant Director; and Mr. Tom Jones, Staff Attorney

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Wheelchair ADL Solutions Corporation

Amendment No. 4 to Registration Statement on Form S-1

Filed May 3, 2012

File No. 333-178417

Dear Ms. Ravitz and Mr. Jones:

We are writing in response to your discussion with our counsel regarding inclusion of additional language regarding the company’s “emerging growth company” status under the JOBS Act.  We have revised to include such additional disclosure, and have also updated dates throughout the Form S-1 Amendment.

Please feel free to contact our counsel, Vincent & Rees, L.C. at (801) 303-5730 with any questions or concerns.

Sincerely,

Matthew Allen

By:   /s/ Matthew Allen

Matthew Allen, Chairman and President